Exhibit 99.4

Sinovac Receives Jiangsu Province Tender Award to Supply Inactivated Hepatitis Vaccine Healive(R) under Expanded Immunization Program

BEIJING, Nov. 7, 2013 /PRNewswire/ — Sinovac Biotech Ltd. (SVA), a leading China-based vaccine manufacturer, announced today that it has been selected by the Jiangsu Centers for Disease Control and Prevention (Jiangsu CDC) to supply the Company's inactivated hepatitis A vaccine, Healive, under the Expanded Program of Immunization (EPI) in 2014 to the pediatric population in Jiangsu Province. The total volume of the tender is up to 1.8 million doses. As one of the two selected suppliers, Sinovac will supply 900,000 doses of Healive to Jiangsu province.

Dr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "We are pleased to be selected once again by the Jiangsu CDC as one of the two suppliers of inactivated hepatitis A vaccine pursuant to the tender for the 2014 EPI. We are advancing our strategy to collaborate with the government agencies to provide top-quality vaccines to prevent and control diseases in China and beyond."

Healive is the first inactivated hepatitis A vaccine developed, produced and marketed by a China-based manufacturer. Healive was launched by Sinovac in 2002 in China and is currently available in adult and pediatric dosage forms. In February 2008, the Chinese government included hepatitis A vaccine in its national immunization program.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company recently concluded the phase III clinical trial for enterovirus 71 (against hand, foot and mouth disease) and filed the new drug application with China Food & Drug Administration. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel: +86-10-8279-9659/9696
Fax: +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington
The Ruth Group
Tel: +1-646-536-7017
Email: scarrington@theruthgroup.com

Media
Aaron Estrada
The Ruth Group
Tel: +1-646-536-7028
Email: aestrada@theruthgroup.com